Exhibit 8.1

Subsidiaries of Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

The following chart lists each of our subsidiaries which we owned, directly or indirectly, as of December 31, 2014, and April 29, 2015:

1. Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V., a variable capital investment promotion stock corporation organized under the laws of Mexico

2. Comercializadora Volaris, S.A. de C.V., a variable capital stock corporation organized under the laws of Mexico

3. Servicios Administrativos Volaris, S.A. de C.V. a variable capital stock corporation organized under the laws of Mexico

4. Servicios Corporativos Volaris, S.A. de C.V., a variable capital stock corporation organized under the laws of Mexico

5. Servicios Operativos Terrestres Volaris, S.A. de C.V., a variable capital stock corporation organized under the laws of Mexico